Exhibit (e)(14)

AMENDED SCHEDULE A

COMPENSATION FOR SERVICES TO SERIES

For the services provided by Pioneer Investment Management, Inc. (the “Portfolio Manager”) to the following Series of the Trust, pursuant to the attached Portfolio Management Agreement, Directed Services LLC will pay the Portfolio Manager a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

SERIES	RATE
ING Pioneer Fund Portfolio	0.30% on all assets
ING Pioneer Mid Cap Value Portfolio	0.35% on the first $1 billion in assets; 0.30% on the next $500 million in assets; and 0.25% on assets thereafter

If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such period bears to the full month in which such effectiveness or termination occurs.